

FLORIDA DEPARTMENT OF STATE
Division of Corporations

June 27, 2023

FLORIDA CAPITAL COURIER SERVICES, INC.

TALLAHASSEE, FL 32309

Re: Document Number P21000027474

The Articles of Amendment to the Articles of Incorporation of ME GLOBAL APP INC, a Florida corporation, were filed on June 26, 2023.

Should you have any questions regarding this matter, please telephone (850) 245-6050, the Amendment Filing Section.

Annette Ramsey
OPS
Division of Corporations

Letter Number: 023A00014486

Account number: 120210000160

Amount charged: 35.00

COVER LETTER

TO: Amendment Section
Division of Corporations

NAME OF CORPORATION: ME GLOBAL APP INC

DOCUMENT NUMBER: ______________________

The enclosed ***Articles of Amendment*** and fee are submitted for filing.

Please return all correspondence concerning this matter to the following:

Netanel Kohen
Name of Contact Person

ME GLOBAL APP INC
Firm/ Company

361 E. Hillsboro Blvd
Address

Deerfield Beach, FL 33441
City/ State and Zip Code

net@linkme.global
E-mail address: (to be used for future annual report notification)

2023 JUN 26 PM 2:16

For further information concerning this matter, please call:

Netanel Kohen at (+1 786) 8388327
Name of Contact Person — Area Code & Daytime Telephone Number

Enclosed is a check for the following amount made payable to the Florida Department of State:

- ■ $35 Filing Fee
- ☐ $43.75 Filing Fee & Certificate of Status
- ☐ $43.75 Filing Fee & Certified Copy (Additional copy is enclosed)
- ☐ $52.50 Filing Fee Certificate of Status Certified Copy (Additional Copy is enclosed)

Mailing Address
Amendment Section
Division of Corporations
P.O. Box 6327
Tallahassee, FL 32314

Street Address
Amendment Section
Division of Corporations
The Centre of Tallahassee
2415 N. Monroe Street, Suite 810
Tallahassee, FL 32303

ARTICLES OF AMENDMENT TO
ARTICLES OF INCORPORATION
OF
ME GLOBAL APP INC.

Me Global App Inc. (dba LinkMe), a Florida Corporation (the "Corporation"), acting pursuant to the provisions of Section 607.1006 of the Florida Business Corporation Act, does hereby adopt the following Articles of Amendment to its Articles of Incorporation, as amended (the "Articles").

FIRST: The name of the Corporation is Me Global App Inc.

SECOND: These Articles of Amendment to the Articles of the Corporation were approved and adopted, as prescribed by Section 607.1003 of the Florida Business Corporation Act, by the Board of Directors at a meeting held March 29, 2023 and with the consent of the majority of by the holders of the common stock of the Corporation at their annual meeting held on April 18, 2023. The number of votes cast for these Articles of Amendment by the shareholders was sufficient for approval.

THIRD: Article IV of the Articles is hereby deleted in its entirety and replaced with the following:

A. Classes and Number of Shares The total number of shares of capital stock that the Corporation shall have authority to issue is Five Hundred Million (500,000,000) shares, consisting of (i) Three Hundred Million (300,000,000) shares of Class A Common Stock, no par value (the "Class A Common Stock"), and (ii) Two Hundred Million (200,000,000) shares of Class B Common Stock, no par value (the "Class B Common Stock"). All the currently outstanding shares shall be reconstituted as Class A Voting Stock.

B. Voting Rights. Except as expressly provided herein or as required under the Florida Business Corporation Act, on all matters to be voted on by the Corporation's shareholders, each holder of record of shares of Class A Common Stock will be entitled to one vote per share so held. Except as required under the Florida Business Corporation Act, the Class B Common Stock shall have no voting rights.

C. Other Rights. Except as otherwise provided herein or required by applicable law, the Class B Common Stock shall have substantially the same rights, preferences, powers, restrictions and limitations, excluding any and all voting rights.

FOURTH: Article VII of the Articles is hereby deleted in its entirety and replaced with the following:

The officer(s) and/or director(s) of the Corporation is/are:

Title CEO
Name KOHEN, NETANEL
Address 361 E. HILLSBORO BLVD
City-State-Zip: DEERFIELD BEACH FL 33441

Title CFO
Name SIEGELAUB, STEVEN
Address 361 E. HILLSBORO BLVD
City-State-Zip: DEERFIELD BEACH FL 33441

Title DIRECTOR
Name SIEGELAUB, STEVEN
Address 361 E. HILLSBORO BLVD
City-State-Zip: DEERFIELD BEACH FL 33441

FIFTH: Article VIII of the Articles is hereby added with the following:

ARTICLE VIII
AMENDMENT OF BY-LAWS

Anything in these Articles of Incorporation, the By-Laws, or the Florida Corporation Act notwithstanding, the Corporation's By-Laws may not be adopted, modified, amended or repealed by the shareholders of the Corporation except upon the affirmative vote of a simple majority vote of the holders of all of the issued and outstanding shares of the Corporation entitled to vote thereon. Notwithstanding anything in these Articles of Incorporation or the By-Laws, the Board of Directors of the Corporation can adopt, modify, amend or repeal the By-Laws to the fullest extent permitted by Florida law.

SIXTH: These Articles of Amendment are to be effective immediately upon filing.

IN WITNESS WHEREOF, the undersigned duly authorized officer of the Corporation has executed these Articles of Amendment as of this _19_ day of June, 2023.

ME GLOBAL APP INC.

By: _Netanel Kohen_

Name: Netanel Kohen

Title: Chief Executive Officer

Electronic Articles of Incorporation
For

P21000027474
FILED
March 18, 2021
Sec. Of State
tscott

ME GLOBAL APP INC

The undersigned incorporator, for the purpose of forming a Florida profit corporation, hereby adopts the following Articles of Incorporation:

Article I

The name of the corporation is:

ME GLOBAL APP INC

Article II

The principal place of business address:

1489 W PALMETTO PARK RD
BOCA RATON, FL. US 33486

The mailing address of the corporation is:

1489 W PALMETTO PARK RD
BOCA RATON, FL. US 33486

Article III

The purpose for which this corporation is organized is:

ANY AND ALL LAWFUL BUSINESS

Article IV

The number of shares the corporation is authorized to issue is:

500000000

Article V

The name and Florida street address of the registered agent is:

STEVEN SIEGELAUB
1489 W PALMETTO PARK RD
BOCA RATON, FL. 33486

I certify that I am familiar with and accept the responsibilities of registered agent.

Registered Agent Signature: STEVEN SIEGELAUB

P21000027474
FILED
March 18, 2021
Sec. Of State
tscott

Article VI

The name and address of the incorporator is:

SONIA BECERRA
3 GREENWAY PLAZA #1320

HOUSTON, TEXAS, 77046

Electronic Signature of Incorporator: SONIA BECERRA

I am the incorporator submitting these Articles of Incorporation and affirm that the facts stated herein are true. I am aware that false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S. I understand the requirement to file an annual report between January 1st and May 1st in the calendar year following formation of this corporation and every year thereafter to maintain "active" status.

Article VII

The initial officer(s) and/or director(s) of the corporation is/are:

Title: P
LINKUPCITY LLC
1489 W PALMETTO PARK RD
BOCA RATON, FL. 33486 US

Title: TRE
LINKUPCITY LLC
1489 W PALMETTO PARK RD
BOCA RATON, FL. 33486 US

Title: SEC
LAURA GREENSTEIN
1489 W PALMETTO PARK RD
BOCA RATON, FL. 33486 US

Title: VP
LAURA GREENSTEIN
1489 W PALMETTO PARK RD
BOCA RATON, FL. 33486 US

Title: DIR
STEVEN SIEGELAUB
1489 W PALMETTO PARK RD
BOCA RATON, FL. 33486 US